UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02011004

1166050

NO ACT
P.G 1-2-02
132-02326

PROCESSED
FEB 06 2002
THOMSON FINANCIAL P

January 18, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	2-1-02

Mr. Brian T. Streko
Controller
SSG Capital Advisors, L.P.
Five Tower Bridge, Suite 420
300 Barr Harbor Drive
West Conshohocken, PA 19428

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Streko:

We have received your letter dated January 2, 2002, in which you request on behalf of SSG Capital Advisors, L.P. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 7, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on December 7, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from December 7, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan Demando, NASD Regulation

edh

FAX

Date January 16, 2002

Number of pages including cover sheet 2

TO: David Hwa

Phone

Fax Phone (202) 942-9553

CC:

FROM: **Brian T. Streko**
SSG Capital Advisors, L.P.
Five Tower Bridge, Suite 420
300 Barr Harbor Drive
West Conshohocken, PA 19428

Phone (610) 940 - 3942
Fax (610) 940 - 3875

REMARKS: ☐ Urgent ☒ For your review ☐ Reply ASAP ☒ Please Comment

David – Per our discussion earlier today.

Regards,

Brian Streko

NOTE TO FACSIMILE OPERATOR: Please deliver this facsimile transmission to the above addressee. If you do not receive all pages in good condition, please call (610) 940 -3942.

IMPORTANT:* *This message is intended for the use of the individual or entity to which it is addressed, and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone (collect) to arrange for the return of the materials. Thank you.

SSG
CAPITAL ADVISORS, L.P.

Securities Exchange Commission
17-A Group
450 5th Street NW
Washington, D.C. 20549

January 2, 2002

17-A Group,

I am writing to you to request a waiver of the required NASD broker-dealer audit for the financial year 2001.We received our official membership notification on December 7th (see letter attached) and do not have one full month to report. Our CRD number is 113867.

Our NASD Assigned Examiner – Edward Augustyn (Philadelphia) suggested I prepare a formal letter requesting a waiver of the 2001 audit requirement due to the short period of time in which we were operating in 2001.

Please advise as to the above request.

Regards,

Brian T. Streko
Controller
(610) 940-3942
bstreko@ssgca.com

Organization Registration Status

Organization CRD#: 113867	**Organization Name: SSG CAPITAL ADVISORS, L.P.**
Organization SEC#: 8-53373	**Applicant Name: SSG CAPITAL ADVISORS, L.P.**

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	12/07/2001
NASD	Approved -	12/07/2001

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	12/07/2001
NASD	Approved -	12/07/2001
PA	Approved -	12/20/2001